

Mail Stop 3561

February 24, 2016

Alan C. Heitmann
Chief Financial Officer
Ferrellgas Partners, L.P.
7500 College Blvd. Suite 1000
Overland Park, KS 66210

      Re: Ferrellgas Partners, L.P.
               Form 10-K for the Fiscal Year Ended July 31, 2015
               Filed September 29, 2015
               File No. 1-11331

Dear Mr. Heitmann:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ William H. Thompson

               William H. Thompson
               Accounting Branch Chief
               Office of Consumer Products